

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

February 19, 2008

Mr. Stanley W. Farmer
Sulphco, Inc.
4333 W. Sam Houston Pkwy N.
Suite 190
Houston, Texas 77043

> **Re:** **Sulphco, Inc.**
> **Amendment no. 1 to Registration Statement on Form S-3**
> **Filed February 1, 2008**
> **File No. 333-148499**

Dear Mr. Farmer:

This letter is a follow up the oral comments we gave you on February 15, 2008. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with two copies of the amendment, precisely marked to reflect changes from the version you initially filed on January 7, 2008. We may have additional comments after reviewing the marked copy.

2.   In that regard, you are required to file via EDGAR a version of the registration statement that reflects the changes you have made, and you have not done so. Make sure that you comply with Item 310 of Regulation S-T going forward.

3.   In future correspondence, indicate precisely how you have addressed the staff's concerns. Also use page references to tell us precisely where you have made responsive changes in the marked version of the document. Statements such as "The Company has reported to us that it will include the discussion … in the amended Form S-3" are not helpful.

4.   We note your response to our prior comment 2. Please delete the last paragraph of the risk factor you added on page 13, as it mitigates the risk described.

Where You Can Find More Information, page 26

5.   We note you filed a Form 8-K on February 8, 2008. Please specifically incorporate this filing by reference and any subsequent reports that you file as required by Item 12 of Form S-3.   For future filings that you may make on Form S-3, please refer to Interpretation No. 69 of the Regulation S-3 section of the Division of Corporation Finance's July 1997 Manual of Publicly Available Telephone Interpretations for language that you may insert into the Form S-3 at the time you initially file it that allows you to incorporate filings made between the time you file the registration statement until the time it goes effective, without having to specifically list each filing.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Mr. Stanley W. Farmer
Sulphco, Inc.
February 19, 2008
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Matlin, Esq. (by facsimile 212-536-3900)
D. Levy
T. Levenberg